UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

GENIE ENERGY LTD.
(Name of Subject Company (Issuer))

GENIE ENERGY LTD.
(Name of Filing Person (Offeror))

Class B Common Stock, par value $0.01 per share
 (Titles of Classes of Securities)

372284208
 (CUSIP Numbers of Classes of Securities)

HOWARD JONAS CHIEF EXECUTIVE OFFICER GENIE ENERGY LTD. 550 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. SCHWELL WIMPFHEIMER & ASSOCIATES LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$38,250,000	$4,926.60

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 5,000,000 shares of Genie Energy Ltd. (“Genie”) Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for 5,000,000 shares of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”). The amount is estimated based upon the product of (a) $7.65, which is the average of the high and the low price per share of the Preferred Stock on May 21, 2014, the last reported trade before the date of this Offer to Exchange as reported by the NYSE, and (b) 5,000,000, representing the number of shares offered to be exchanged.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 1 for Fiscal Year 2014, issued August 30, 2013, equals $128.80 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $4,926.60
Filing party: Genie Energy Ltd.
Form or registration No.: Schedule TO
Date filed: May 22, 2014

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on May 22, 2014 (as amended from time to time, this “Schedule TO”), which relates to the offer by Genie Energy Ltd., a Delaware corporation (together with its subsidiaries, “Genie” or the “Issuer”), to exchange (the “Exchange Offer”) one share of its currently outstanding Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for one share of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”), up to 5,000,000 shares in the aggregate.

Revisions to Offer to Exchange

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends only the items to the Schedule TO that are being amended, and unaffected items are not included herein. This Amendment No. 1 is only being filed to add Item 13 herein.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIE ENERGY LTD.
By:	/s/ Howard Jonas
Name:	Howard Jonas
Title:	Chief Executive Officer

Date: June 17, 2014

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